

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2012

Via E-mail
Jeffrey Alt
President, Chief Executive Officer and Chief Financial Officer
NC Solar, Inc.
1107 Town Creek Road
Eden, NC 27288

> **Re: NC Solar, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 28, 2012**
> **File No. 333-183272**

Dear Mr. Alt:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 12

1. Please revise to cover the periods ended April 30, 2012 and 2011 in your discussion of liquidity and capital resources. Refer to the instructions to paragraph (A) of Regulation S-K Item 303.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202)

551-3427, Catherine Brown, Attorney-Advisor, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Gregg E. Jaclin
        Anslow & Jaclin, LLP